ExcelFin Acquisition Corp.

473 Jackson St., Suite 300

San Francisco, CA 94111

March 15, 2023

Via Overnight Courier and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Catherine De Lorenzo and Brigitte Lippmann

Re:	ExcelFin Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 9, 2023

File No. 001-40933

Dear Ms. De Lorenzo and Ms. Lippmann,

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated March 13, 2023 (the “Comment Letter”), in respect of ExcelFin Acquisition Corp.’s (“we”, “our” or “us”) Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 9, 2023.

For your convenience, the comment has been reproduced below, together with our response.

Preliminary Proxy Statement on Schedule 14A filed March 9, 2023

General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Ms. De Lorenzo and Ms. Lippmann

U.S. Securities and Exchange Commission

March 15, 2023

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, ExcelFin SPAC LLC, is controlled by and has substantial ties with a non-U.S. person given that it is controlled by a Hong Kong entity. However, we do not believe that such relationship would materially impair our ability to complete a business combination.

We will add the risk factor (provided below) in our related Definitive Proxy Statement on Schedule 14A to disclose that our sponsor is controlled by and has substantial ties with a non-U.S. person.

Any business combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of our initial business combination. Such conditions or limitations could also potentially make our public shares less attractive to investors or cause our future investments to be subject to U.S. foreign investment regulations.

Investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor may be subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 802, as amended, administered by the Committee on Foreign Investment in the United States (“CFIUS”).

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) always are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective in 2020, expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

Ms. De Lorenzo and Ms. Lippmann

U.S. Securities and Exchange Commission

March 15, 2023

Our Sponsor is “controlled” (as defined in 31 C.F.R. 800.208) by one or more foreign persons, such that our Sponsor’s involvement in any business combination may be a “covered transaction” (as defined in 31 C.F.R. 800.213). However, it is possible that non-U.S. persons could be involved in our business combination, or that a non-controlling member of our Sponsor may be considered to have “substantial ties” to a foreign person under CFIUS, which may increase the risk that our business combination becomes subject to regulatory review, including a potential mandatory or voluntary review by CFIUS, and that restrictions, limitations or conditions will be imposed by CFIUS. Therefore, we risk CFIUS intervention in connection with a business combination. Further, depending on the beneficial ownership of any prospective target company and the composition and governance rights of any PIPE investors in connection with a business combination, a business combination could result in investments that would be considered by CFIUS to be covered investments or a covered control transaction that CFIUS would have authority to review.

To the extent that this occurs, CFIUS or another U.S. governmental agency could choose to review a business combination or past or proposed transactions involving new or existing foreign investors in the prospective target company, even if a filing with CFIUS is or was not required at the time of such transaction. Any review and approval of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and in the event that CFIUS reviews a business combination or one or more proposed or existing investments by foreign investors in a prospective target company, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to a business combination or such investors. Among other things, CFIUS could seek to impose limitations or restrictions on, or prohibit, a business combination or investments by such investors. CFIUS could also order us to divest all or a portion of a target company if we had proceeded without first obtaining CFIUS clearance.

Ms. De Lorenzo and Ms. Lippmann

U.S. Securities and Exchange Commission

March 15, 2023

If CFIUS elects to review a business combination, the time necessary to complete such review of the business combination or a decision by CFIUS to prohibit the business combination could prevent us from completing a business combination prior to the date we must consummate a business combination or cease operations. In the event that a business combination is not completed, our public shareholders will not receive the benefit of any price appreciation of our public shares that might result from a business combination with a target company.

* * *

Thank you very much for your attention to this matter. We hope that the foregoing response addresses the issue raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact William Nelson at 713-354-4880 or bill.nelson@shearman.com or Emily Leitch at 713-354-4845 or emily.leitch@shearman.com should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Ren Riley
Ren Riley
Chief Operating Officer

cc:	William Nelson, Esq.